

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 11, 2016

<u>Via E-mail</u>
William Rhind
SPDR Gold Trust
c/o World Gold Trust Services, LLC
685 Third Avenue, 27th Floor
New York, New York 10017

> **Re: SPDR Gold Trust**
> **Form 10-K for Fiscal Year Ended September 30, 2015**
> **Filed November 24, 2015**
> **File No. 001-32356**

Dear Mr. Rhind:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Steven Glusband, Esq.